To the Board of Directors of
Pacific Basin Development Corp.
142 West Broadway
Council Bluffs, IA  51503

Re:  Pacific Basin Development Corp.

     I, Gerald A. Adler do hereby consent to the use of my opinion dated August 3, 1996, to Pacific Basin Development Corp. to be used and filed in connection with the SB-2 Registration Statement and Prospectus as filed with the Securities Commission.



Gerald A. Adler
Attorney for Pacific Basin Development Corp.


Dated: August 3, 1996
New York, New York